Nicole Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

May 13, 2021

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn
Craig Wilson
Matthew Derby
Jan Woo

Re:	Sprinklr, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 19, 2021
CIK 0001569345

Ladies and Gentlemen:

On behalf of Sprinklr, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on April 19, 2021 (“DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on April 19, 2021

Results of Operations

Comparison of Fiscal Years Ended January 31, 2020 and 2021

Costs of Revenue and Gross Margin, page 82

1.

We note your gross margin for professional services was 1% and 5% for the fiscal years ended January 31, 2020 and 2021, respectively. Please provide disclosure to explain why this gross margin is significantly low and the reasons for the fluctuations and any related trends materially impacting future results.

Cooley LLP    500 Boylston Street    14th Floor    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

May 13, 2021

Page Two

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of DRS Amendment No. 2 to further discuss the reasons for its low gross margin for professional services and the reasons for its fluctuation. The Company respectively advises the Staff that information related to trends impacting future results are disclosed on page 80.

Business

Sales and Marketing, page 115

2.	We note your response to prior comment 3. Please revise to clarify the number of Company’s in Forbes 2020 World’s Most Valuable Brands list that are considered large customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 115 of DRS Amendment No. 2 to include the number of companies in the list that are considered large customers of the Company.

Culture and Employees, page 112

3.	We note your response to prior comment 11. To the extent material, please address any risks or uncertainties related to COVID-19 affecting your employees based internationally, specifically in India.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while its employee base has experienced some COVID-19 cases over the past year, the Company has been fortunate that all of its employees have made a full recovery to date and that there have been no resulting material effects on the Company’s business operations. However, in light of the recent surge of COVD-19 cases occurring in India, the Company has revised its disclosure on pages 35 and 65 of DRS Amendment No. 2.

Note 11. Stock Holders’ Equity

Convertible Preferred Stock, page F-27

4.

The October 7, 2020 issuance of Series G-1 Convertible Preferred Stock appears to be characterized as “redeemable convertible preferred stock” in the Consolidated Statements of Cash Flows on page F-7. Please revise to address this additional redeemable preferred stock feature in the notes to the financial statements or revise the Consolidated Statements of Cash Flows description of the Convertible Preferred Stock issuance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and F-7 of DRS Amendment No. 2 to remove references to “redeemable.”

Cooley LLP    500 Boylston Street    14th Floor    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com

May 13, 2021

Page Three

Notes to Consolidated Financial Statements

Note 17. Subsequent Events, page F-42

5.	For your share-based compensation arrangements with IPO performance conditions triggering compensation expense please note the disclosures required by ASC 855-10-50-2.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-31 and F-35 of DRS Amendment No. 2 in include the IPO performance conditions and disclosures required by ASC 855-10-50-2.

*        *        *

Please contact me at (212) 479-6157, Joshua Kaufman at (212) 479-6495 or Jaime Chase at (202) 728-7096 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Ragy Thomas, Sprinklr, Inc.
Chris Lynch, Sprinklr, Inc.
Dan Haley, Sprinklr, Inc.
Joshua A. Kaufman, Cooley LLP
Jaime Chase, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP    500 Boylston Street    14th Floor    Boston, MA    02116-3736

t: (617) 937-2300    f: (617) 937-2400    cooley.com